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                                                                 Exhibit 99.02
NEWS RELEASE


                                                 INDUSTRIAL SCIENTIFIC
--------------------------------------------------------------------------------
                                                       CORPORATION

Date:    November 14, 1996                             1001 Oakdale Road
                                                       Oakdale, PA 15071-1500
Release: Immediately                                   USA
                                                       (412) 788-4353
Contact: James P. Hart, Vice President Finance         1-800-DETECTS (338-3287)
         Chief Financial Officer, 412-788-4353         FAX (412) 788-8353

                      INDUSTRIAL SCIENTIFIC CORPORATION
               ANNOUNCES FISCAL YEAR 1996 THIRD QUARTER RESULTS

PITTSBURGH, PA--November 14, 1996--Industrial Scientific Corporation (NASDAQ/NMS symbol: ISCX) today reported results for the third quarter ended October 26, 1996.

Net sales for the third quarter were $8,656,000, up 0.3% from $8,626,000 recorded in the third quarter of 1995. Net income totaled $1,065,000 or $0.31 per share an increase of 12.5% compared to $946,000 or $0.28 per share for the third quarter last year.

Net sales for the nine-months ended October 26, 1996 increased 5.5% to $27,089,000 compared to $25,688,000 for the nine months ended October 28,1995. Net income totaled $2,979,000 or $0.88 per share for the current nine month period compared to $2,997,000 or $0.89 for the prior year period.

Kent D. McElhattan, President and CEO, stated, "I am very pleased that net income increased 12.5% for the quarter and totaled 12.3% of net sales. Although sales were flat for the quarter we continue to achieve an increase on a year to date basis resulting from the international expansion begun in late 1994. Another highlight of the quarter was the acquisition of McNeill International's Systems Division which was completed on October 24, 1996.
This acquisition demonstrates our commitment to expanding product lines, thereby providing a wider range of solutions to our customers. The McNeill products are permanently installed gas monitors which complement Industrial Scientific portable instruments. Although we have incurred technical delays, work on commercial development of the MG2100 Portable Mass Spectrometer is continuing forward. Beta site testing is scheduled to begin early 1997 and continue for 12 months. I remain excited by the long term potential of this product."

Headquartered in Oakdale, Pennsylvania, Industrial Scientific Corporation designs, manufactures and sells gas monitoring instruments and other technical products for the preservation of life and property.

Information contained in this release concerning the Company's development and introduction of the MG2100 Portable Mass Spectrometer is forward-looking. These statements represent the Company's reasonable judgment and expectations and are subject to risks and uncertainties that could cause actual results to differ materially from these statements. Factors which could impact these results include technological change, unanticipated delays in the production schedule, market developments, market acceptance of the product and the availability of component parts.

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              INDUSTRIAL SCIENTIFIC CORPORATION AND SUBSIDIARIES

                  Condensed Consolidated Statement of Income

                                 (Unaudited)
                   (In thousands, except per share amounts)


                                Three Months Ended                 Nine Months Ended
                              10/26/96      10/28/95             10/26/96    10/28/95
                              --------      --------             --------    --------
Net sales                       $8,656        $8,625              $27,089     $25,688
Gross profit                     4,886         4,631               14,721      13,685
Operating profit                 1,524         1,254                4,153       4,125
Net income                       1,064           946                2,979       2,997


Net income per common share     $ 0.31        $ 0.28              $  0.88     $  0.89

Weighted average number of
 common and common equivalent
 shares outstanding              3,375         3,389                3,377        3,392
